Exhibit 4.3

COMMERCIAL LEASE BEFORE COMPLETION

BY AND BETWEEN THE UNDERSIGNED:

EUROGAL

88 avenue des ternes

75017 PARIS

SAS. With capital of 700,000.00 Euros

Registered with the Paris Business and Trade Register under No. 401 886 718

Represented by: Alexandre Scappaticci, acting in his capacity and Chief Executive Officer;

Hereinafter referred to as the “LESSOR”

OF THE FIRST PART;

AND:

ERYTECH PHARMA

Adenine résidence biopare

60 avenue Rockefeller

69008 LYON

S.A. (French joint stock company) with capital of 1,712,845.50 Euros

Registered in the Lyon Business and Trade Register under No. 479 560 013

Represented by Gil Beyen, acting in his capacity as Chairman and Chief Executive Officer;

Hereinafter referred to as the “LESSEE”

OF THE SECOND PART;

NOW, THEREFORE, THE FOLLOWING HAS BEEN AGREED:

1. PURPOSE OF THE COMMERCIAL LEASE

The LESSOR hereby leases under a commercial lease to the LESSEE, which agrees, a portion of the building for future completion located at 60 avenue Rockefeller 69008 LYON (Rhône):

A building of offices and laboratories, Lot C, with an surface area of 2,430.02 m², including 317.50 m² for a share of common parts, and 158.75 m² as a share of pooled spaces, consisting of 3 meeting rooms, 1 dining room equipped with a private kitchen for the LESSEE as well as 40 parking spaces in the sub-basement (hereinafter referred to as the “Leased Premises”).

The permit which is the subject hereof must be filed no later than December 15, 2017 and a building permit purged of all appeals must be obtained no later than July 31, 2018.

The detailed plans and specifications of the Leased Premises (materials, services, etc.), particularly the specifications necessary for the LESSEE’s activity, are defined in the Schedules to this lease.

In order for the LESSEE, assisted by any advisor it chooses, to be able to monitor the progress in the construction of the Leased Premises and the compliance of the Leased Premises with the characteristics and specifications stipulated in said schedules, the parties agree to respect the following procedure:

•	A pre-inspection will be organized the first week of May 2019 during which the LESSEE will be able to make all observations on the condition of the Leased Premises to the LESSOR.

•	A second pre-inspection will be organized the third week of May 2019 in order to establish jointly all reservations affecting the Leased Premises, particularly those that may prevent the LESSEE from taking possession on June 1 pursuant to the provisions of Article 2.1 below.

If it appears that the works on the Leased Premises will probably not be completed for June 1, 2019, the parties may defer, by written mutual agreement, the pre-inspections stipulated above, but this delay may not be interpreted as a waiver of any kind of the rights and obligations stipulated in this agreement.

If completion of the work is delayed, the LESSEE may request the organization of an additional pre-inspection 15 days before the planned date of possession, in order to establish jointly the reserves covering the Leased Premises prior to taking possession.

2. TERM

This lease is granted and accepted as of June 1 2019 for a term of ten full and consecutive years, including nine (9) firm years, to expire on June 30, 2029 on the terms and conditions stipulated in Article L.145-4 of the French Commercial Code. The start of the lease on June 1, 2019 is an essential condition of the LESSEE’s commitments.

The LESSEE shall not have the option to terminate this lease before the expiration of the third three-year period as stipulated in Article L.145-4 of the French Commercial Code.

As a result of the preceding, the LESSEE is prohibited from requesting termination of the lease during the period of the first nine years, under penalty of damages.

However, the LESSOR grants the Lessee the possibility of termination at the end of a period of 6 years and 6 months, but the LESSEE must pay to the LESSOR a fixed indemnity of THREE HUNDRED FIFTY THOUSAND EUROS (€350,000).

LESSEE shall have the option to terminate this lease at the expiration of the sixth and ninth year by advising the LESSOR, by bailiff’s notice or by registered mail, no later than six months before the expiration of the current period.

If not, if notice is not given before the deadlines stipulated, the LESSEE must either remain in the Leased Premises for a new period of nine (9) years, or pay the rent due until the end of the next three-year period.

Notwithstanding the provisions set forth above, in the absence of notice or a renewal request, the lease will continue by tacit extension for a new period of nine (9) years.

In the event the LESSEE cannot take possession of the Leased Premises for June 1, 2019, because, for example, of non-compliance with the specifications defined in the different schedules or rules of the trade in the construction operations, the absence of administrative authorizations, or because the operation of the Leased Premises in accordance with the intended use of the premises is prevented by non-completion of the works, the effective date of the lease will be postponed until the date possession of the Leased Premises is taken, which will be recorded by the signature of an inventory of the premises, signed by the LESSOR and LESSEE, which expressly indicates that the Lessee agrees to take possession of the Leased Premises as is.

The construction works will be conducted and paid, at its expense, by the LESSOR, so that the Leased Premises defined in Article 1 above are completed, as this is defined by Article R 261-1 of the French Construction and Housing Code, and in accordance with the plans and descriptions below attached hereto, allowing the premises to be available to the LESSEE for its activity, no later than June 1, 2019, except in an event of force majeure or a legitimate cause for suspension of the completion deadline, as described below (hereinafter the “Legitimate causes for suspension“).

For the application of this clause, the following will be considered Legitimate Causes for the suspension of the completion deadline:

•	Disturbances resulting from hostilities, revolutions, riots, violent demonstrations, civil wars, insurrections, disasters, seismic tremors, falling aircraft, as long as such events occur after the signing of this agreement and they have effectively resulted in a delay in the progress of the work;

•	Days of delay as the result of a general strike;

•	Administrative or judicial orders to suspend the work on the Leased Premise, unless the origin of the order is faults or negligence attributable to the LESSOR;

•	Delays attributable to the companies using networks (electricity, water, natural gas) when such delays are not chargeable to the fault or negligence of the LESSOR;

•	Work delay on the Leased Premises resulting from fires, flood and construction accidents, to the extent that such delays are not chargeable to the fault or negligence of the LESSOR;

•	Delays resulting from any operations resulting from the accidental discovery during excavation work of archeological remains on the site on which the Leased Premises are being built.

In any event, the LESSOR shall exert its best efforts to limit as much as possible the period of suspension imposed on the LESSEE and, for this purpose, shall implement the resources necessary. LESSOR shall immediately inform the LESSEE of its suspension and projected duration so that the LESSEE can, to the extent possible, take the measures necessary to limit the consequences of the delay in the availability of the Leased Premises.

If an event of force majeure or a Legitimate Cause of suspension of completion time occurs, the date the LESSOR makes the Leased Premises available will be extended by a period equal to the period during which the event in question has prevented the continuation of the work on the Leased Premises. The LESSOR agrees to keep the LESSEE informed of any event of force majeure or Legitimate Cause of suspension of completion time within a period of forty-eight (48) hours. The LESSOR will also notify in writing, as soon as possible, the new date of availability anticipated by the LESSOR because of the extension of the deadline for the LESSOR to make the Leased Premises available.

The LESSOR is informed that the date of June 1, 2019 for the availability of the Leased Premises to the LESSEE is an essential condition of its commitment. In the event the Leased Premises are not available to the LESSEE and completed on the date of June 1, 2019, except in an event of force majeure, the LESSOR must pay the LESSEE a daily indemnity in an amount equal to the contractual daily rent due as of June 1, 2019 plus 20% on a prorated basis, all fees and taxes arising from this lease, which constitute a fixed penalty to indemnify the LESSEE for the increased occupancy indemnity that it will be forced to pay (and exclusively for this purpose).

In all cases, the LESSOR shall not under any circumstance be liable to the LESSEE for any penalties and indemnities other than those stipulated in the aforementioned article of this lease.

In any event, if the delay in the availability of the Leased Premises for the LESSEE is greater than six (6) months from June 1, 2019, the LESSEE may, at its discretion, waive this lease, which will therefore not enter into force and effect.

3. USE OF THE LEASED PREMISES

The LESSEE may use the premises only for offices and laboratory in accordance with the corporate purpose of the Company, and excluding any other activity, even related or complementary use, or any other use.

LESSEE must maintain this contractual intended use in the Leased Premises, excluding any other use of any kind, magnitude and duration, under penalty of immediate termination of this lease at the discretion of the LESSOR.

4 RENT

This lease is granted and accepted in consideration for an annual rent excluding tax/charges of: THREE HUNDRED SEVENTY THOUSAND THREE HUNDRED FIFTY-THREE EUROS AND THIRTY-SIX CENTS (€370,353.36).

This rent is payable in advance, on the first day of each quarter as of the date the LESSEE takes possession of the Leased Premises.

•	In addition to the rent, the LESSEE shall reimburse the LESSOR for the following charges, prorated on its share of leased area:

•	Private charges,

•	Cleaning of common sections and shared spaces;

•	Supply of toilet paper, towels, hand soap, etc.;

•	Maintenance of the gate and garage doors;

•	Elevator maintenance;

•	Elevator telephone lines;

•	Rental of garbage bins;

•	Garbage collection;

•	The heat and air conditioning and fire equipment maintenance contract;

•	Electricity and water use by the common sections;

•	Smoke ejection contract;

•	The fees of the manager other than those related to management of rents;

•	Other light maintenance (change consumables);

•	Maintenance of electrical and sanitary equipment;

•	Surveillance system by a custodial company;

•	Property insurance;

•	Maintenance of green spaces;

•	Clean of outside and sub-basement parking areas;

•	Snow removal;

•	Exterior lighting.

Finally, the Lessee will also reimburse its share of the property tax calculated and prorated on the basis of the Leased Premises.

This list is complete.

All other charges shall be paid by the LESSOR.

•	Conditions for payment of charges

The LESSEE must pay to the LESSOR, or to its manager, quarterly provisions on the first day of the first month of each calendar quarter as of the date of effective possession of the Leased Premises.

This provision shall be called on the basis of a provision amount before tax of €35 / m² / year, i.e. the sum of €85,050.70.

The accounts shall be established on December 31 of each calendar year, and divided among the occupants; the first accounts will be established on December 31, 2019.

As a result, the LESSEE undertakes to pay to the LESSOR, or to its manager, on demand by the LESSOR, the total for its shares, under conditions defined above, as well as the adjustment that results from the closed accounts.

•	Information and valuation of the charges and taxes owed by the LESSEE

Pursuant to the regulations in force, the following is attached to this lease:

•	A precise inventory of the categories of charges related to the lease and reinvoiced to LESSEE and the distribution of those charges among the different lots, prorated on the basis of the areas occupied, as they appear in the statement of accounts for the last full year (APPENDIX No. 1);

•	A summary statement of the work performed over the leased entity for the previous three years (APPENDIX No. 2);

•	A provisional budget for the work to be performed until the end of the first three-year period (APPENDIX No. 3).

During the lease, the Lessor must inform the tenants of any element that could change the distribution of the charges among the tenants, and must communicate to the Lessee, at each three-year expiration date, the documents described above, i.e.: a summary statement of the charges reinvoiced to the LESSEE; a summary state of the work performed during the previous three years; and, finally, a provisional statements of the work planned over the next three years.

The rent and all incidental charges are understood to exclude VAT; the LESSEE agrees to pay the amount of the VAT to the LESSOR on an invoice, as well as the amount of all other new or additional duties or tax legally owed by the Lessee or a replacement for the property tax, at the legal rate in effect on the date of each invoice. The rent and related charges will be indicated in an invoice established and sent one month before the date for payment to the LESSEE at the address indicated by the Lessee and will contain the order number indicated by the LESSEE. The LESSEE agrees to provide the LESSOR with the information, immediately at LESSOR’s demand. The invoices shall be paid within thirty (30) days end of month from the date of issue of the invoice. If payment of an invoice is late, the penalty interest shall be three times the legal interest rate.

5. REVISION OF THE RENT

The amount of the rent as set is indexed annually to the index of commercial rents (ILC) published by INSEE, including in the event of a renewal of this lease.

The contractual rent shall be automatically revised every year on the effective date of the lease; it is expressly agreed that any discount on rent granted by the LESSOR shall not be included when calculating the indexed rent.

Therefore, subject to a postponement of the effective date of the leased under the conditions stipulated in Article 2 of this agreement, as of June 1, 2019, the rent shall be indexed annually on the basis of the changes in the quarterly index of commercial rents published by INSEE.

Thus, if the lease cannot take effect on June 1, 2019, the indexing shall take effect as of the date of possession of the Leased Premises as defined in Article 2.

The base index is the latest index published on the effective date of the lease and the revision index is the one for the same quarter the following year.

The comparison index used to calculate the indexing from one year will become the base index for the indexing of the following year, and so on from year to year.

As the indexing clause applies automatically, the fact that the rent is not immediately adjusted shall not result in any forfeiture of the right of the parties to claim subsequent application of the index effective retroactively.

The variation in the index may never have the effect of reducing the rent below the initial rent as defined in Article 4.

If the publication of the index of commercial rents used to revise the rent ends, without replacement, by law or regulations, by a new index with a multiplier coefficient, or if said index is or becomes inapplicable, for any reason, the closest existing applicable index shall be applied, for one or more products and/or raw materials, and/or if the parties cannot agree on this closest index with a period of three months after the date on which one of the two parties has proposed a replacement index in writing to the other party, this index shall be determined by an expert designated by mutual agreement of the parties or, if they cannot agree, by order of the Chief Judge of the District Court (Tribunal de Grande Instance) with jurisdiction for the location of the leased premises, issue on a motion by the more diligent party.

If the designated expert does not want to or cannot determine the replacement index within the three-month period stipulated above, another expert shall be designated under the conditions set forth above (agreement of the parties or, if they cannot agree, by order).

The expert so designated shall not be required to respect any formality and must indicated its choice of the replacement index within three months after the date on which he was petitioned, via registered letter sent to each of the parties to this agreement.

The registered letter by which the expert announced the new index chosen, as set by law, shall be automatically attached to the lease and to all subsequent amendments thereto in order to form, with these documents, the agreement of the parties and shall be executed as such.

The costs and fees of the expert and for his designation shall be paid in equal parts by the LESSOR and the LESSEE.

6. SECURITIES

6.1 Security deposit

In order to guarantee the performance of its obligations under this agreement, the LESSEE is paying today to the LESSOR, which acknowledges the payment and gives LESSEE a receipt, the sum of NINETY-TWO THOUSAND FIVE HUNDRED EIGHTY-EIGHT EUROS AND THIRTY FOUR CENTS (€92,588.34) representing three months rent excluding charges and taxes.

The LESSOR may freely dispose of this sum until the expiration of this agreement, the date on which this sum shall be returned to the LESSEE, subject to complete performance by LESSEE of its obligations under this lease and the payment of all amounts it may owe to the LESSOR when it leaves, or for which the LESSOR may be responsible because of the LESSEE for any reason.

By express agreement, this sum shall not bear any interest.

If this lease is termination as a result of LESSEE’s failure to perform any of its obligations, the security deposit shall inure to the LESSOR up to the amount of the damages for which the LESSEE may potentially be responsible.

If there are changes in the rent, the amount of the security deposit must be automatically increased so that it always represents three months rent excluding taxes and charges.

In the event that the LESSEE enters court-ordered receivership or liquidation, if the administrator or liquidator does not exercise the option to continue the lease agreement, the LESSOR may defer the return of the security deposit until there has been a ruling on damages pursuant to Article L.621-28 section 5 of the French Commercial Code.

Moreover, and again in the event of court-order receivership or liquidation of the LESSEE, it is expressly agreed by the parties that the LESSOR shall be free to assign the security deposit to the payment of the amounts owed by the LESSEE prior to its court-ordered receivership or liquidation and declared by the LESSOR on the basis of Article L621-43 of the French Commercial Code.

Pursuant to the provisions of Article L.145-16-1 of the Commercial Code, the LESSOR must inform the guarantor of any failure to pay rent by the LESSEE within one-month from the date on which the sum should have been paid by the LESSEE.

7. OBLIGATIONS AND CONDITIONS

This lease is moreover granted and accepted subject to the ordinary and lawful charges and conditions, and to customary usage in such matters to the extent not inconsistent with the following terms and conditions, which the parties undertake to perform.

7.1 COMMERCIAL USE

7.1.1. Condition of the Premises

The TENANT shall take the leased premises in the same condition as found when taking possession.

A report on the condition of the premises shall be made jointly by the parties on the effective date of the present lease; it shall be made by an officer of the court so empowered by the lessor with the expenses shared between the TENANT and the LESSOR.

In the event that the TENANT refrains from participating in the report, the premises will be deemed to have been leased as indicated in the record of condition determined by the officer of the court.

7.1.2. Furnishings

The TENANT undertakes to keep the premises always leased and normally furnished with furniture, equipment, and goods of sufficient value to meet at all times the payment of rent and ancillary charges as well as the performance of the clauses and obligations arising from this lease.

7.1.3. Operating Conditions

•	The TENANT undertakes to keep the leased premises in a constant state of actual and normal operation, except for the weekly and annual closings.

•	The TENANT shall not affix any plaque, sign, awning, or installation whatsoever on the exterior of the Leased Premises without the prior written consent of the LESSOR, and subject to strict compliance with all regulations in force. Notwithstanding the above, it is agreed that the TENANT may display a sign indicating its company name, as well as its logo.

7.1.4. Authorizations

The contractual use stipulated above does not imply any warranty on the part of the LESSOR as to compliance with any administrative condition or authorization that may be necessary, on any grounds whatsoever, for the performance of the TENANT’s business.

The TENANT shall therefore take personal responsibility for its expenses, risks, and perils in obtaining any necessary authorization, as well as for the payment of any sum, charge, fee, tax, or levy whatsoever pertaining to the activities performed in the Leased Premises and to the use of the premises.

It is also agreed that, in the event that the local government or any authority whatsoever may happen to require, at any time, a modification of the premises covered by this lease, and even if such requirement may constitute a case of force majeure, all expenses and consequences whatsoever deriving from this modification shall be borne in full by the LESSOR, which shall be liable for them unless such requirement is directly linked to the Tenant’s business.

During the course of the lease as well as any eventual renewals, the TENANT will be responsible for all the works to bring the premises into conformity with the regulations in force that are imposed by any authority whatsoever, by virtue of its business.

It must comply with any official order announced to such effect so that the LESSOR may never be disturbed or sought out, this in express derogation of the provisions of Article 1719 of the French Civil Code.

In the event of expropriation in the public interest, the TENANT cannot make any claim against the Lessor as all rights are reserved against the party requiring the expropriation.

8 MAINTENANCE—REPAIRS—WORKS

8.1.1 Maintenance—Major Repairs

•	Throughout the term of the lease, the TENANT undertakes to keep the Leased Premises in a good state of repair and maintenance as well as to carry out, as the case may be, any repairs except those provided for by Article 606 of the French Civil Code, which remain the responsibility of the LESSOR.

•	The Tenant accepts that, if it has not itself carried out all works for which it is responsible, the LESSOR undertakes, thirty days after sending a registered letter with acknowledgement of receipt that has remained ineffective, and except in the event of emergency, to carry out such services and works itself instead, with the TENANT undertaking to reimburse it for the actual cost thereof, including all fees and expenses relating thereto, within fifteen days of a statement that is to be sent to it by the LESSOR.

8.1.2 Works by the TENANT

The TENANT shall not make any change to the layout of the Leased Premises, whether interior or exterior, affecting the structural work without the prior express agreement of the LESSOR.

Any embellishments, improvements, repairs, or other works carried out by the TENANT in the Leased Premises, with the LESSOR’s authorization, shall automatically and without formality become the property of the LESSOR upon departure from the premises without compensation of any kind unless otherwise agreed to in writing by the parties prior to the commencement of the works.

8.1.3 Informing of the Lessor

The TENANT must immediately inform the LESSOR of any damage that may occur in the Leased Premises, even if no apparent damage so results, under penalty of becoming personally liable for reimbursing it for the amount of the direct or indirect harm resulting for the LESSOR from such casualty and from a delay in declaring it to the insurers.

8.1.4 Works by the Lessor

The LESSOR expressly reserves the right to carry out, during the course of the lease, any repairs or any work that may prove necessary without the TENANT being able to claim any compensation or reduction in rent.

In the event that such works exceeds 21 (TWENTY-ONE) days, the Parties shall apply Article 1724 of the French Civil Code:

“If, during the course of the lease, the leased object needs urgent repairs that cannot be deferred until its end, the lessee must tolerate them, whatever inconvenience they may cause to him, even though for the duration thereof he may be deprived of a portion of the leased object.

However, if such repairs last more than twenty-one days, the price of the lease will be reduced in proportion to the time and the portion of the leased object of which he is deprived.

If the repairs are of such nature as to render uninhabitable what is necessary for the accommodation of the lessee and his family, he will be able to have the lease cancelled. ”

The parties must take all measures to ensure that such works can be carried out without delay and in accordance with the rules of the trade.

8.2 TAXES, FEES, AND EXPENSES

The TENANT undertakes to satisfy all city, police, and road charges or other national, regional, departmental, municipal, or other fees, whatever the nature of such obligations may be, so that the LESSOR may never be disturbed in this regard, and, in particular, to pay any personal and personal property contribution, rental tax, territorial economic contribution, and, more generally, any other taxes and fees for which the LESSOR may be liable for any reason whatsoever, particularly the real property tax, which will be re-invoiced to it by the LESSOR in proportion to the leased surface area, payable quarterly in advance and the balance thirty (30) days from the end of the month following receipt of the invoice.

The TENANT must so substantiate upon first written request, and in particular at least eight days before departing from the premises for any reason and at any time whatsoever, and before any removal of furnishings and goods.

The cost of any modification, change, or arrangement of piping, devices, or other installations made necessary by virtue of the TENANT’s business or regulatory measures subsequent to the making of the present lease, and which are to be settled by the LESSOR, shall be reimbursed by the TENANT to the LESSOR upon substantiation.

9. INSURANCE

9.1. Lessor’s Insurance

The LESSOR shall cover the financial consequences of any civil liability it may incur as owner.

The LESSOR shall cover the Leased Premises as well as all of the amenities and facilities of a real property nature with which the Leased Premises are to be equipped when the lease takes effect, particularly against the risks of fire, explosions, storms, and water damage.

In this regard, the TENANT undertakes to notify the LESSOR by registered letter as to any cause of aggravating risks (in particular when the height of storage is greater than 7 m) that may result from the creation of its business or any modification of its activity, as well as to bear any additional premiums that may thus result for the lessor.

9.2. Tenant’s Insurance

The TENANT shall cover, with insurance companies of known solvency, the financial consequences of the civil liabilities that it may incur as a result:

•	of its character as tenant and/or occupant

•	of its activities,

particularly regarding the LESSOR as well as the neighbors and third parties in general.

The TENANT shall cover, with insurance companies of known solvency, its own property and such adaptations as it may make, in particular against the risks of fire, explosions and implosions of all kinds, and other damage, including those in response to attacks or vandalism, riots, civil commotion, acts of terrorism or sabotage, smoke, whatever the origin or cause thereof, lightning strikes, electrical accidents affecting electrical power supply installations, the fall of or impact from all or part of air navigation devices or spacecraft, or falling objects, meteorites, crossing of the sound barrier, land vehicle impact, storms and natural events, weather phenomena and natural disasters, damage from water and other liquids, claims by neighbors and third parties, glass breakage, loss of use, and operational and professional civil liability.

9.3. Waiver of Recourse

In the event of claim the LESSOR waives, and shall have its insurers waive, any recourse that may pertain thereto against the TENANT and its insurers or other occupants of the premises pertaining to the TENANT.

The TENANT’s insurance policy must include waiver by its insurance company of any recourse against the finance LESSOR, the LESSOR’s agents, and the insurers of the aforementioned entities, for the portion of the loss or damage for which the latter could be liable for any reason whatsoever.

The TENANT expressly waives all recourse and actions whatsoever against the aforementioned entities by reason of the damage referred to above or by reason of deprivation of enjoyment of the leased premises resulting from such damage, even in the event of full or partial loss of its business.

The TENANT must maintain and renew such insurance throughout the term of the lease, regularly pay the premiums and charges, and substantiate all of this to the Lessee at its first request, and for the first time at the time of the signing hereof.

In addition, the TENANT undertakes to inform the LESSOR of any modification made to the aforementioned insurance policies as well as their cancellation for any reason whatsoever within a period of 15 days preceding the effectiveness of such cancellation.

If the business done by the TENANT directly gives rise to insurance premium surcharges, whether for the owner or for the neighbors or co-tenants, the TENANT must reimburse the amounts of such surcharges to those involved.

Notwithstanding the aforegoing, the TENANT shall not be entitled to invoke the LESSOR’s liability, except in the event of major deficiency on the part of the LESSOR, in the following eventualities:

•	In the event of theft, burglary, or other wrongful acts and, generally, disturbances caused by third parties or co-tenants in the Leased Premises or appurtenances of the real property to which the Leased Premises pertain;

•	In the event of interruption in the service of the facilities of the real property to which the Leased Premises pertain;

•	In the event of an accident that may occur as a result of the installation of such services in the Leased Premises;

•	In the event that the Leased Premises are flooded or penetrated by river water or other waters.

The TENANT shall be personally responsible for the above eventualities and generally for all other acts of God and unforeseen eventualities with the exception of its entitlement to recourse beyond the LESSOR.

For further assurance, the TENANT must obtain all insurance policies necessary so that the LESSOR’s liability is entirely eliminated.

9.4. The LESSOR and the TENANT undertake to inform their respective insurers of all of the provisions of the present article.

9.5. The TENANT alone shall bear the consequences of neighborhood disturbances caused by it and for which the Lessor suffers blame.

9.6. The TENANT must follow the recommendations as to prevention provided both by its own insurer for operational risks as well as by the LESSOR’s insurer for the protection of the Leased Premises or of the Real Property, relating in particular to the following points:

•	Checking of fire extinguishers. Indeed, in application of Article R.4227-29 of the French Labor Code, each establishment must have fire extinguishers numbering one 6-liter water-type extinguisher per 200 m², with a minimum of one per floor, in addition to an extinguisher adapted to the risks.

•	Smoke vents.

•	Fire doors.

•	Electrical installations. Indeed, in accordance with Article R.4226-16 of the French Labor Code, electrical installations must be checked by an approved inspection body annually.

•	Thermographic verification.

•	Sprinkler installations.

10. SUBLET—ASSIGNMENT—SUBSTITUTION OF TENANT

The LESSEE may not sublet all or any part the Leased Premises. The LESSEE may not assign use of the Leased Premises for any purpose whatsoever or in any manner whatsoever, even without consideration or on a temporary basis, without the approval of the LESSOR.

The LESSEE may not, without the prior consent of the LESSOR contribute or assign his right to this lease, as the LESSOR must become a party to any such agreement.

11. INSPECTION AND RESTITUTION OF THE PREMISES

The LESSEE undertakes to allow the LESSOR, its representatives, architects, contractors and workers, enter the leased premises during business hours to check their condition, take any precautionary measures, carry out any work and show them with a view to their rental or sale. The LESSEE must receive 48 hours advance notice for such access to the premises.

At the end of the lease, the LESSEE must inform the LESSOR of the date the premises will be abandoned fifteen days prior to leaving, and give the LESSOR the LESSEE’S new address.

Before moving, the LESSEE must, prior to any removal of furniture or equipment, even partial, have paid up all rental periods and fees and justify with invoices, the payment of all charges incumbent upon the LESSEE, both for all past years and for the current year.

The LESSEE must, at the latest on the day of the expiration of the lease, return the leased premises in good repair and properly maintained. The condition of the premises will be subject to an inspection and inventory, upon completion of which the LESSEE will return the keys to the LESSOR. The LESSEE will also restore all floors, walls and ceilings to good condition. In case the LESSEE is not present on the day and hour fixed by the LESSOR for the inventory of fixtures, the inspection will be carried out by a bailiff, and all expenses corresponding to this inspection shall be borne by the LESSEE.

In the event that the LESSEE has not fulfilled the repair obligations under the present lease, the LESSOR shall be entitled to prepare a description of the condition of the premises and to submit an estimate of work required to restore them, and to address them to the LESSEE by registered letter with acknowledgment of receipt.

It will be the LESSEE’S responsibility to state whether or not it intends to dispute the nature of the work required by the LESSOR and sum for such work within fifteen (15) days: should the LESSEE fail to respond within this period, the quote(s) and the repair work planned by the LESSOR will be considered approved and the LESSOR may have it carried out by the companies of his choice, at the expense of the LESSEE, including the costs for any general contractor to supervise the work, if required.

If the LESSEE declares his intention to execute the work, the LESSEE undertakes to employ qualified companies.

In addition, if this works requires closing down the premises beyond the date planned for their return, a daily charge will be due in an amount equal to the contractual daily rent due at the end of the lease, plus 20% on a pro rata basis, of all charges and taxes arising from this lease.

12. INDIVISIBILITY—TOLERANCE—MODIFICATIONS

The parties expressly agree that the Leased Premises form an indivisible whole.

This lease is declared indivisible and to the sole benefit of the Lessor. In the case of shared tenancy under the effect of this lease via assignment or death, the co-tenants’ obligation shall be deemed indivisible and binding both for the payment of rent and fees and for the execution of the terms and conditions of the lease.

Such co-tenants will also be responsible for the costs of service provided for in Article 877 of the Civil Code under the same conditions.

13. TERMINATION AND PENALTY CLAUSES

Failure to pay the rent or other charge on the exact date of the end of a rental period or part of a rental period, or any breach of any of the terms and conditions of this lease by the LESSEE, will result in the lease being terminated ipso jure and without formality. This will hold true if a notice to pay or a summons to execute containing a statement by the LESSOR of its intention to make use of this clause remains wholly or partially without effect after one month from receiving such notice, even should payment or execution be made subsequent to the expiration of the above-mentioned period.

In the event that the LESSEE refuses to evacuate the Leased Premises, the LESSEE may be evicted without delay with a simple summary order delivered by the Judge of the competent Regional Court or by any other court ruling issuing the order and shall be provisionally enforceable, notwithstanding any opposition or appeal.

In addition, and without prejudice to this termination clause, the LESSEE formally undertakes to comply with the following two penalty clauses:

1) Failing payment of rent or fees at the end of a single rental period, the amounts due will be automatically increased by 10% within eight days of the sending of a registered letter with acknowledgment of receipt by the LESSOR indicating that failing payment in time, this increase will be applied. In addition, the sums due will bear interest from the due date at the rate of 10% per annum, subject to the application by the LESSOR of the termination clause.

In addition, the LESSEE shall reimburse costs and fees incurred for the recovery of said sums to the LESSOR, without prejudice to the legal application of Article 700 of the Code of Civil Procedure.

2) If the LESSEE, who is stripped of all occupancy rights does not abandon the premises and resists an eviction order or succeeds in delaying departure, it must pay compensation of double the daily contractual rent until the premises are fully liberated and the keys have been returned, in addition to any incidental expenses.

This amount is intended to compensate the LESSOR for damages caused by the abusive occupation of the rented premises that impede the exercise of the LESSOR’S rights.

In the event of cancellation or eviction, rent paid in advance, if any, will remain the property of the LESSOR as compensation, without prejudice to further damages and the application of Article 1760 of the Civil Code, notwithstanding eviction.

14. REPORT OF NATURAL, TECHNOLOGICAL AND MINING RISKS

The LESSOR states that the area in which the leased building is located is not in an earthquake zone as defined by decree or in a zone covered by a technological or natural risks prevention plan as stipulated in Article L125-5 and R125-23 to R125-27 of the Environment Code.

The LESSOR informs the LESSEE that the leased building has not been awarded any compensation as a consequence of a natural or technological disaster.

This report of natural and technological risks cannot be submitted until the lease takes effect on June 1, 2019.

15. ENERGY PERFORMANCE DIAGNOSTIC

Notwithstanding article L 134-3-1 of the Construction and Housing Code, as the building is under construction, the energy performance diagnosis referred to in article L134-1 of the Construction Code and of the dwelling cannot be submitted until the lease takes effect on June 1, 2019.

16. COSTS—ELECTION OF DOMICILE—RECORDING

Pursuant to Article 10-1 a of Law No. 69-1168 dated December 26, 1969, this deed is exempt from recording formalities.

For the execution hereof, the Lessee elects domicile in the Leased Premises, the Lessor in his headquarters listed to above.

17. SPECIAL PROVISIONS

Notwithstanding the foregoing and in order to support the development of the LESSEE, the LESSOR exempts the LESSEE from payment of six (6) months rent between June 1 and November 30, 2019.

As from the conclusion of this agreement, the LESSEE will have the option of a thirty-six (36) month lease of the second floor of building B, involving a surface area of 635.23 sq m including 81.5 sq m of common area and 40.08 sq m of shared space, under the same terms and conditions as the present lease.

18. APPENDICES

•	Appendix 1: List of charges

•	Appendix 2 : Summary of work

•	Appendix 3 : Estimated budget

•	Appendix 4: ERNT DPE risks and energy diagnostics

•	Appendix 5: Plans of the Leased Premises

•	Appendix 6: Kbis certificate of incorporation

19. APPLICABLE LAW—COMPETENT JURISDICTION

Any dispute to which the present lease could give rise, in particular regarding its validity, its interpretation or its execution, will be subject to the exclusive competence of the Regional Court in which the Leased Premises are located.

Done in two copies,

In Lyon, on December 06, 2017

THE LESSOR
EUROGAL	THE LESSEE
SCAPPATICCI	ERYTECH PHARMA
/s/ Alexandre Scappaticci	/s/ Gil Beyen
Chief Executive Officer	Chairman and Chief Executive Officer